Exhibit 17

British American Tobacco p.l.c.

26 May 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Merrill Lynch International during the period from 18 May 2026 to 22 May 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	18 May 2026	19 May 2026	20 May 2026	21 May 2026	22 May 2026
Number of ordinary shares of 25 pence each purchased:	111,813	113,105	112,760	112,924	111,955
Highest price paid per share (pence):	4,965.00p	4,962.00p	4,956.00p	4,951.00p	4,892.00p
Lowest price paid per share (pence):	4,880.00p	4,875.00p	4,858.00p	4,819.00p	4,820.00p
Volume weighted average price paid per share (pence):	4,936.63p	4,912.18p	4,905.02p	4,891.17p	4,857.38p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,168,097,856 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,661,545 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/7274F_1-2026-5-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7274F_2-2026-5-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7274F_3-2026-5-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7274F_4-2026-5-26.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7274F_5-2026-5-26.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	18/05/2026	111,813	4,936.63p	LSE
British American Tobacco p.l.c.	GB0002875804	18/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	18/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	19/05/2026	113,105	4,912.18p	LSE
British American Tobacco p.l.c.	GB0002875804	19/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	19/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	20/05/2026	112,760	4,905.02p	LSE
British American Tobacco p.l.c.	GB0002875804	20/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	20/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	21/05/2026	112,924	4,891.17p	LSE
British American Tobacco p.l.c.	GB0002875804	21/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	21/05/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	22/05/2026	111,955	4,857.38p	LSE
British American Tobacco p.l.c.	GB0002875804	22/05/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	22/05/2026	0	0.00p	CHIX